UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                               FLIR Systems, Inc.
                          ---------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  302445 10 1
                              ------------------
                                (CUSIP Number)



Seth H. Hoogasian, Esq.                            Thermo Electron Corporation
    General Counsel                                      81 Wyman Street
    (781) 622-1000                                    Waltham, MA 02454-9046
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 May 24, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                 (a) [   ]
                                                                 (b) [ x ]
--------------------------------------------------------------------------------

            3              SEC USE ONLY

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            4              SOURCE OF FUNDS*


                           OO
--------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------

            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            4,162,000
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           4,162,000
                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           4,162,000
--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]

--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           29.4%
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of FLIR Systems, Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restate in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Item 4 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 4,162,000 Shares were held by Spectra-Physics AB, which is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On January 7, 1999, Thermo Instrument announced that it would commence a tender offer (the "Offer") for all of the outstanding shares of Spectra-Physics AB, a publicly traded company with its shares listed on the Stockholm Stock Exchange, and the direct owner of the Shares of the Issuer that are the subject of this Schedule 13D. On February 22, 1999, Thermo Instrument announced that all of the conditions of its Offer had been satisfied and that the Offer was then unconditional in all respects. As of February 22, 1999, Thermo Instrument had purchased and received acceptances for approximately 17.3 million, or approximately 98 percent of all outstanding, Spectra-Physics AB shares. Thermo Instrument expects to acquire any remaining outstanding shares under the compulsory acquisition rules applicable to Swedish companies.

      As a consequence of Thermo Instrument's acquisition of 98 percent of the outstanding shares of Spectra-Physics AB, the Reporting Person has become the ultimate beneficial owner of all of the Shares of the Issuer owned by Spectra-Physics AB.

      The Shares of the Issuer owned by Spectra-Physics AB were issued in connection with the acquisition (the "Acquisition") by the Issuer from Spectra-Physics AB and its affiliates (together, the "Spectra Companies") of certain entities owned by or affiliated with Spectra-Physics AB. The Acquisition was effected pursuant to the terms of a Combination Agreement dated as of October 6, 1997 (the "Combination Agreement") by and among the Issuer and the Spectra Companies. Pursuant to the terms of the Combination Agreement, the Issuer agreed to use its reasonable best efforts to cause three persons designated by Spectra-Physics AB to be elected to the Issuer's Board of Directors, and to cause the number of designees of Spectra-Physics AB serving on its Board of Directors to be maintained as follows: (i) three designees if on the date of mailing of the notice for the Issuer's annual shareholder meeting where such directors shall be up for election, the Spectra Companies own thirty percent (30%) or more of the then issued and outstanding Shares, (ii) two designees if on the date of mailing of the notice for the Issuer's annual shareholder meeting where such directors shall be up for election, the Spectra Companies own less than thirty percent (30%) but more than or equal to twenty percent (20%) of the then issued and outstanding Shares, and (iii) one designee if on the date of mailing of the notice for the Issuer's annual shareholder meeting where such directors shall be up for election, the Spectra Companies own less than twenty percent (20%) but more than or equal to ten percent (10%) of the then issued and outstanding Shares. If at some point in the future the Spectra Companies own less than ten percent (10%) of the then issued and outstanding Shares, the Spectra Companies shall no longer be entitled to the rights described above. Pursuant to this requirement, three people designated by Spectra-Physics AB were elected to the Issuer's Board of Directors at the Issuer's 1998 Annual Meeting and presently serve on the Issuer's nine person Board of Directors. The Reporting Person intends to cause Spectra-Physics AB to designate representatives of the Reporting Person as nominees for election to the Issuer's Board of Directors as soon as practicable.

      In connection with the Acquisition, the Spectra Companies and FLIR also entered into a Registration Rights Agreement that grants the Spectra Companies (and, by virtue of the acquisition of Spectra-Physics AB by Thermo Instrument, the Reporting Person) certain registration rights with respect to the Shares of the Issuer acquired by the Spectra Companies in the Acquisition. The Registration Rights Agreement provides that if the Issuer proposes to register any of its securities under the Securities Act of 1933, whether for its own account or otherwise, the Spectra Companies will be entitled to notice of the registration and inclusion of their Shares therein, subject to certain limitations. In addition, the Spectra Companies have the right to require the Issuer to file a registration statement covering such Shares, and the Issuer will be obligated to use its best efforts to effect such registration, subject to certain conditions and limitations.

     The Reporting Person may make purchases or sales of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, accounting considerations, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. The Reporting Person currently intends to sell the Shares in one or more public or private transactions prior to the end of the first quarter of 2000.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person consist of 4,162,000 Shares, or approximately 29.4% of the outstanding Shares, owned by Spectra-Physics AB. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

      (c) As described in Item 4, the Reporting Person has purchased 98 percent of the outstanding shares of Spectra-Physics AB, which purchases resulted in the Reporting Person becoming the ultimate beneficial owner of the 34.9% of the Issuer's Shares owned by Spectra-Physics AB. Subsequently, the Issuer issued additional Shares in connection with its March 1999 acquisition of Inframetrics, Inc., which additional Shares diluted the Reporting Person's beneficial ownership to 29.4%. The Reporting Person has made no direct purchases of the Shares during the past 60 days and, to the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have made no direct purchases of the Shares during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: May 24, 1999                           THERMO ELECTRON CORPORATION

                                             By:  /s/ Theo Melas-Kyriazi
                                                  ----------------------------
                                             Name:     Theo Melas-Kyriazi
                                             Title:    Vice President and
                                                       Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:


                                  APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                                Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, D.C. 20005.

Samuel W. Bodman:                                 Director, Thermo Electron

      Mr. Bodman is Chairman of the Board and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                                   Director, Thermo Electron

      Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                             Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                                    Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                                 Director, Thermo Electron

      Mr. McCabe is Chairman of Pilot Capital Corporation, a firm that is engaged in private investments. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                                  Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                                Director, Thermo Electron

      Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                                 Director, Thermo Electron

      Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                                 Director, Thermo Electron

      Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                              Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                            Director, Chairman of the
                                                  Board and Chief Executive
                                                  Officer, Thermo Electron

John N. Hatsopoulos:                              Director and Vice Chairman of
                                                  the Board, Thermo Electron

Theo Melas-Kyriazi:                               Vice President and Chief
                                                  Financial Officer, Thermo
Mr. Melas-Kyriazi is a citizen of Greece.         Electron

Arvin H. Smith:                                   President, Thermo Electron

Earl R. Lewis:                                    Chief Operating Officer,
                                                  Measurement and Detection,
                                                  Thermo Electron

William A. Rainville:                             Chief Operating Officer,
                                                  Recycling and Resource
                                                  Recovery, Thermo Electron

Paul F. Kelleher:                                 Senior Vice President, Finance
                                                  & Administration and Chief
                                                  Accounting Officer, Thermo
                                                  Electron

Brian D. Holt:                                    Chief Operating Officer,
                                                  Energy and Environment, Thermo
                                                  Electron

John T. Keiser:                                   Chief Operating Officer,
                                                  Biomedical and Emerging
                                                  Technologies, Thermo Electron